

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

May 24, 2016

Panayis Palexas
Chief Executive Officer
Trupal Media, Inc.
1205 Lincoln Avenue
Suite 220
Miami Beach, FL 33139

>   **Re: Trupal Media, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed May 10, 2016**
>   **File No. 333-208862**

Dear Mr. Palexas:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 28, 2016 letter.

General

1.   Please update your financial statements and related disclosures within MD&A to comply with the requirements set forth in Rule 8-08 of Regulation S-X and Item 303 of Regulation S-K.

2.   Please provide an updated consent from your independent registered public accounting firm in your next amendment.

Risk Factors

"No formal agreement exists between the Company and our President . . . ," page 10

3.   You disclose that Mr. Palexas transferred the "rights of use" of the application to you without a formal written agreement. As it appears that you paid consideration to him for the rights of ownership, please reconcile and explain your determination that the transfer was not made pursuant to an agreement, whether written or oral, that secured those rights. Please refer to prior comment 5.

Description of Business

Current Operations, page 30

4.   Please update the operational data in your charts, at least through the end of fiscal year 2016.

Current Relationships and Related Transactions, page 56

5.   In response to prior comment 11, you assert that you do not need to disclose the purchase of your common stock in a private offering by relatives of your chief executive officer because they do not share his household. We note that the requirement to disclose these transactions does not turn on whether these individuals also live with him. Please refer to Instruction 1.a.iii. to Item 404(a) of Regulation S-K and provide this information in accordance with Item 404(d).

        You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan, Attorney-Advisor, at (202) 551-6515 or, in his absence, me at (202) 551-3735 with any other questions.

                                        Sincerely,

                                        /s/ Barbara C. Jacobs

                                        Barbara C. Jacobs
                                        Assistant Director
                                        Office of Information
                                        Technologies and Services

cc: William Robinson Eilers
        Eilers Law Group, P.A.